As filed with the Securities and Exchange Commission on October 15, 1998.
                                                      Registration No: 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                               ------------------

                      General Motors Acceptance Corporation
             (Exact Name of Registrant as Specified in its Charter)
         Delaware                                   38-0572512
(State or Other Jurisdiction of                  (I.R.S. Employer
 Incorporation or Organization)                   Identification No.)
                               ------------------
                      General Motors Acceptance Corporation
                            3044 West Grand Boulevard
                             Detroit, Michigan 48202
                            Telephone: (313) 556-5000
                   (Address, including zip code, and telephone
             number, including area code, of Registrants' principal
                               executive offices)
                               ------------------
                               Jerome B. Van Orman
                                 Vice President
                     General Motors Acceptance Corporation
                            3044 West Grand Boulevard
                             Detroit, Michigan 48202
                            Telephone: (313) 556-5000
            (Name, Address, including zip code, and telephone number,
                 including area code, of Registrants' principal
                               executive offices)
                               ------------------
         Approximate date of commencement of proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective.
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/
         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities
Act  registration   statement  number  of  the  earlier  effective  registration statement for the same offering. / /
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. / /
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                               ------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------    ---------------------    -------------------------
 Title of Securities To          Amount To Be              Proposed Maximum
      Be Registered               Registered              Offering Price Per
                                                                Unit(1)
==========================    =====================     ========================
Notes                            $300,000,000                    100%
==========================    =====================     ========================

--------------------------    ---------------------
     Proposed Maximum              Amount of
    Aggregate Offering          Registration Fee
        Price (1)
==========================    =====================
      $300,000,000                  $88,500
==========================    =====================
               (1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f).
                               ------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED OCTOBER 15, 1998

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

                      GENERAL MOTORS ACCEPTANCE CORPORATION

                                  $300,000,000

                                   % NOTES DUE






These Notes are being sold by the Selling Securityholders listed under the caption "SELLING SECURITYHOLDERS." We will not receive any part of the proceeds from the sale of the Notes.




CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 IN THE PROSPECTUS.




NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.









The date of this Prospectus is                   , 1998.

                                TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION...............................  2
RISK FACTORS......................................................  3
RATIO OF EARNINGS TO FIXED CHARGES................................  3
USE OF PROCEEDS...................................................  4
DESCRIPTION OF THE NOTES..........................................  4
SELLING SECURITYHOLDERS...........................................  7
PLAN OF DISTRIBUTION..............................................  8
LEGAL MATTERS.....................................................  8
EXPERTS...........................................................  9



                       WHERE YOU CAN FIND MORE INFORMATION

         General Motors Acceptance Corporation ("GMAC" or the "COMPANY") is subject to the information requirements of the Exchange Act and files reports and other information with the SEC. You may read and copy any reports or other information General Motors Acceptance Corporation files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may also request copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. GMAC's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

         GMAC has filed a registration statement with respect to the Notes. Pursuant to SEC rules and regulations, this document does not contain all of the information that you can find in such registration statement. You may read and copy this information in the same way as any other information that GMAC files with the SEC.

         Statements in this document concerning any document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is made to the copy of the complete document filed as an exhibit to the registration statement. Each of those statements is qualified in its entirety by reference to the complete document. These documents, filed with the SEC, may be inspected and copied, and obtained by mail, from the SEC as set forth above and will be available for inspection and copying at the principal executive offices of the Company at General Motors Acceptance Corporation, 3044 West Grand Boulevard, Detroit, Michigan 48202 (Tel. No. 313-556-5000) during regular business hours by any interested securityholder of the Company or his or her representative who has been so designated in writing.

         The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC, including the Company's annual, quarterly and current reports. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus.

         This document incorporates by reference the documents set forth below that GMAC previously filed with the SEC. These documents contain important information about GMAC and its finances.

SEC FILINGS (FILE NO. 1-3754)                     PERIOD
-----------------------------   ------------------------------------------------
Annual Report on Form 10-K      Year ended December 31, 1997
Quarterly Reports on Form 10-Q Quarters ended March 31, 1998 and June 30, 1998 Current Reports on Form 8-K Dated January 5, 1998, January 30, 1998, April
                                27, 1998, and October 13, 1998.

         Copies of our Annual Report on Form 10-K for the year ended December 31, 1997 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 accompany this prospectus. Other documents incorporated by reference may be obtained through the SEC and are available from GMAC without charge, other than exhibits unless we have specifically incorporated by reference an exhibit in this document. You may obtain documents incorporated by reference in this document by making a request to General Motors Acceptance Corporation by telephone at (313) 556-1240 or in writing at the following address:

                        G.E. Gross, Comptroller
                        General Motors Acceptance Corporation
                        3044 West Grand Boulevard
                        Mail code 482-1x1-103
                        Detroit, Michigan 48202
                        Tel: (313) 556-1240

         You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                  RISK FACTORS

NO ESTABLISHED The Notes do not have an established trading market, and we TRADING MARKET do not intend to list the Notes on any securities exchange.
                    __________has  advised the Company that it currently intends to make a market in the  Notes as  permitted  by  applicable laws and regulations.  _________________ is not obligated to make a  market  in the  Notes  and  it may  discontinue  its market-making activities at any time. Accordingly, there can be no  assurance  a  secondary  market  for the  Notes  will develop or if one develops that the liquidity of such market will  continue.  If a trading  market does not develop or is
                    not   maintained,   holders  of  the  Notes  may  experience
                    difficultly in reselling their Notes or may be unable to sell them at all.

CREDIT RATINGS      Any credit  ratings  assigned  to GMAC may not  reflect  the potential impact of all risks related to structure and other factors on the market value of the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of your particular circumstances.


                       RATIO OF EARNINGS TO FIXED CHARGES

          Six Months Ended
              June 30,                       Years Ended December 31,
          ----------------            ---------------------------------------
          1998        1997            1997     1996     1995    1994     1993
          ----        ----            ----     ----     ----    ----     ----
          1.36        1.47            1.42     1.41     1.36    1.33     1.33

         The ratio of earnings to fixed charges has been computed by dividing earnings before income taxes and fixed charges by the fixed charges. This ratio includes the earnings and fixed charges of GMAC and its consolidated subsidiaries. Fixed charges consist of interest and discount and the portion of rentals for real and personal properties in an amount deemed to be representative of the interest factor.

                                 USE OF PROCEEDS

         GMAC will not receive any part of the proceeds from the sale of the Notes.

                            DESCRIPTION OF THE NOTES

         The Notes were issued under an Indenture dated as of July 1, 1982, as amended by a First Supplemental Indenture dated as of April 1, 1986, a Second Supplemental Indenture dated as of June 15, 1987, a Third Supplemental Indenture dated as of September 30, 1996, a Fourth Supplemental Indenture dated as of January 1, 1998, a Fifth Supplemental Indenture dated as of September 30, 1998, and as further amended by the Trust Indenture Reform Act of 1990 (together, the "INDENTURE"), between GMAC and The Bank of New York, Successor Trustee (the "TRUSTEE"). We have summarized selected provisions of the Indenture below. The summary is not complete. The form of the Indenture has been filed as an exhibit to the registration statement, and you should read the Indenture for provisions that may be important to you. In the summary below, we have included references to sections numbers of the Indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indenture.

GENERAL

         The Notes are limited in aggregate principal amount to $300,000,000 and are available for purchase in minimum denominations of $100,000 and integral multiples thereof. The Notes are unsecured and unsubordinated and rank PARI PASSU with all other unsecured and unsubordinated obligations of the Company (other than obligations preferred by mandatory provisions of law). The Notes are not subject to redemption or to a sinking fund provision. The entire principal amount of the Notes will mature and become due and payable, together with accrued and unpaid interest thereon, if any, on _________.

INTEREST RATE

         Interest on the Notes accrues from _________ and is payable _________, commencing _________, at a rate of _____ per annum. The amount of interest payable for any period will be computed on the basis of ___________. In the event that any date on which interest is payable on the Notes is not a business day, then payment of the interest payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of such delay). For purposes of this document, "business day" means any day other than a Saturday or Sunday or a day on which banking institutions in __________ are authorized or obligated by law or executive order to close.

CERTAIN COVENANTS AS TO LIENS

         The only financial covenant applicable to the Notes is that described below. That covenant requires that the Notes be equally and ratably secured in the circumstances described therein but has no special application merely by virtue of the occurrence of any transaction or series of transactions resulting in material changes in the Company's debt-to-equity ratio.

         The Notes are not secured by mortgage, pledge or other lien. The Company will covenant in the Notes that so long as any of the Notes remain outstanding, it will not pledge or otherwise subject to any lien any of its property or assets unless the Notes are secured by such pledge or lien equally and ratably with any and all other obligations and indebtedness secured thereby so long as any such other obligations and indebtedness shall be so secured. Such covenant does not apply to:

         (a) the pledge of any assets to secure any financing by the Company of the exporting of goods to or between, or the marketing thereof in, foreign countries (other than Canada), in connection with which the Company reserves the right, in accordance with customary and established banking practice, to deposit, or otherwise subject to a lien, cash, securities or receivables, for the purpose of securing banking accommodations or as the basis for the issuance of bankers' acceptances or in aid of other similar borrowing arrangements;

         (b)      the pledge of receivables payable in foreign currencies (other
                  than  Canadian   dollars)  to  secure  borrowings  in  foreign
                  countries (other than Canada);

         (c) any deposit of assets of the Company with any surety company or clerk of any court, or in escrow, as collateral in connection with, or in lieu of, any bond on appeal by the Company from any judgment or decree against it, or in connection with other proceedings in actions at law or in equity by or against the Company;

         (d) any lien or charge on any property, tangible or intangible, real or personal, existing at the time of acquisition of such property (including acquisition through merger or consolidation) or given to secure the payment of all or any part of the purchase price thereof or to secure any indebtedness incurred prior to, at the time of, or within 60 days after, the acquisition thereof for the purpose of financing all or any part of the purchase price thereof; and

         (e) any extension, renewal or replacement or successive extensions, renewals or replacements), in whole or in part, of any lien, charge or pledge referred to in the foregoing clauses (a) to (d) inclusive of this paragraph; provided, however, that the amount of any and all obligations and indebtedness secured thereby shall not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the charge or lien so extended, renewed or replaced (plus improvements on such property). (Section 4.03 of the Indenture.)

MODIFICATION OF THE INDENTURE

         The Indenture contains provisions permitting the Company and the Trustee to modify or amend the Indenture or any supplemental indenture or the rights of the holders of the Notes issued thereunder, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Notes, provided that no such modification shall (a) extend the fixed maturity of any Notes, or reduce the principal amount thereof, or premium, if any, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holder of each Note so affected, or (b) reduce the aforesaid percentage of Notes, the consent of the holders of which is required for any such modification, without the consent of the holders of all Notes then outstanding under the Indenture. (Section 10.02 of the Indenture.)

EVENTS OF DEFAULT

         An Event of Default with respect to the Notes is defined in the Indenture as being (a) default in payment of any principal or premium, if any, on the Notes; (b) default for 30 days in payment of any interest on the Notes;
(c) default for 30 days after notice in performance of any other covenant in the Indenture; or (d) certain events of bankruptcy, insolvency or reorganization. (Section 6.01 of the Indenture.)

         No Event of Default with respect to a particular series of debt securities issued under the Indenture (including the Notes) necessarily constitutes an Event of Default with respect to any other series of debt securities issued thereunder. In case an Event of Default under clause (a),
(b) or (c) shall occur and be continuing with respect to the Notes, the Trustee or the holders of not less than 25% in aggregate principal amount of Notes then outstanding may declare the principal of the Notes to be due and payable. In case an Event of Default under clause (d) shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of all the debt securities issued under the Indenture (including the Notes) then outstanding (voting as one class) may declare the principal (or, in the case of discounted debt securities, the amount specified in the terms thereof) of all outstanding debt securities to be due and payable. Any Event of Default with respect to the Notes may be waived by the holders of a majority in aggregate principal amount of the Notes then outstanding (or of all the debt securities then outstanding, as the case may be), except in a case of failure to pay principal or premium, if any, or interest for which payment had not been subsequently made. (Section 6.01 of the Indenture.) The Company is required to file with the Trustee annually an Officers' Certificate as to the absence of certain defaults under the terms of the Indenture. (Section 4.05 of the Indenture.) The Indenture provides that the Trustee may withhold notice to the securityholders of any default (except in payment of principal, premium, if any, or interest) if it considers it in the interest of the securityholders to do so. (Section 6.07 of the Indenture.)

         Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the securityholders, unless such securityholders shall have offered to the Trustee reasonable indemnity or security. (Sections 7.01 and 7.02 of the Indenture.)

         Subject to such provisions for the indemnification of the Trustee and to certain other limitations, the holders of a majority in principal amount of the Notes at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section
6.06 of the Indenture.)

CONCERNING THE TRUSTEE

         The Bank of New York is the Successor Trustee under the Indenture. The Bank of New York is also the trustee under various other indentures covering outstanding notes and debentures of the Company. The Bank of New York and its affiliates act as depository for funds of, make loans to, act as trustee and perform certain other services for, the Company and certain of its affiliates in the normal course of its business. As trustee of various trusts, it has purchased securities of the Company and certain of its affiliates.

BOOK-ENTRY; DELIVERY AND FORM

         The Notes will be issued in the form of one or more fully registered global securities (collectively, the "Global Debt Security") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Debt Security may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

         The Depositary has advised as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of securities transactions between Participants in such securities through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depositary only through Participants or indirect participants.

         The  Depositary  advises that pursuant to procedures  established by it
(i) the Depositary will credit the account of Participants with the principal amounts of the Notes beneficially owned by such Participants and (ii) ownership of beneficial interests in the Global Debt Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to Participants' interests), the Participants and the indirect participants (with respect to the owners of beneficial interests in the Global Debt Security). The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Debt Security is limited to such extent.

         As long as the Depositary's nominee is the registered owner of the Global Debt Security, such nominee for all purposes will be considered the sole owner or holder of the Notes under the Indenture. Except as provided below, owners of beneficial interests in the Global Debt Security will not be entitled to have any of the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form, and will not be considered the owners or holders thereof under the Indenture.

         Neither the Company, the Trustee, any Paying Agent nor the Depositary will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Debt Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         Principal and interest payments on the Notes registered in the name of the Depositary's nominee will be made by the Trustee to the Depositary's nominee as the registered owner of the Global Debt Security. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes are registered as the owners of such Notes for the purpose of receiving payment of principal and interest on the Notes and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Notes to owners of beneficial interests in the Global Debt Security. The Depositary has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Debt Security as shown on the records of the Depositary. Payments by Participants and indirect participants to owners of beneficial interests in the Global Debt Security will be the responsibility of such Participants and indirect participants and will be governed by their standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name."

         If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Notes in definitive form in exchange for the Global Debt Security. In addition, the Company may at any time determine not to have the Notes represented by the Global Debt Security and, in such event, will issue Notes in definitive form in exchange for the Global Debt Security. In either instance, an owner of a beneficial interest in a Global Debt Security will be entitled to have Notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. No service charge will be made for any transfer or exchange of such Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06 of the Indenture.)

                             SELLING SECURITYHOLDERS

         The following table sets forth the aggregate principal amount of Notes beneficially owned by each of the Selling Securityholders as of the date of this Prospectus. Because a Selling Securityholder may, pursuant to this Prospectus (or otherwise), offer and sell all or some portion of the Notes, no estimate can be given as to the amount of Notes that will be held by any Selling Securityholder upon completion of any such sales. Except as described below, no Selling Securityholder has within the past three years had any position, office, or other material relationship with the Company or any of its predecessors or affiliates.

                                                   Aggregate Principal
           Selling Securityholder                    Amount of Notes
           ----------------------                  -------------------



           Total                                    $300,000,000


         On September 30, 1996, the Company issued and sold to the GMAC Putable Asset Trust 1996-1 (the "TRUST") $600,000,000 aggregate principal amount of its Notes Due September 30, 2003 (the "ORIGINAL NOTES") in a transaction not registered under the Securities Act. In connection with that purchase, the Trust issued and sold $600,000,000 aggregate principal of its 6.375% Putable Asset Trust Securities Due September 30, 1998 in a private placement that was not registered with the SEC and was arranged by UBS Securities LLC. UBS Securities LLC also purchased a call option from the Trust granting UBS Securities LLC the right to purchase the Original Notes on September 30, 1998 at par. On September 30, 1998, Warburg Dillon Read LLC, the successor to UBS Securities LLC, purchased the Original Notes from the Trust pursuant to the call option. Concurrent with that purchase, the terms of the Original Notes were amended and the Company issued $600,000,000 aggregate principal amount of its Notes Due September 30, 2008 (the "AMENDED NOTES") to Warburg Dillon Read LLC in exchange for the Original Notes. The Company also entered into a Registration Rights
Agreement with Warburg Dillon Read LLC granting it certain registration rights with respect to the Amended Notes. Prior to this offering, the Company issued $300,000,000 aggregate principal amount of the Notes to the Selling Securityholders in exchange for the Amended Notes. The Selling Securityholders may sell the Notes from time to time as described under the caption "Plan of Distribution."

         In addition, certain of the Selling Securityholders and certain of their affiliates have engaged and in the future may engage in investment and commercial banking transactions with the Company and its affiliates.

                              PLAN OF DISTRIBUTION

         The Notes may be sold from time to time to purchasers directly by the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time offer the Notes to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders, the Company or the purchasers of such securities for whom they may act as agents. The Selling Securityholders and any underwriters, broker/dealers or agents that participate in the distribution of Notes may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

         The Notes may be sold from time to time in one or more transactions at fixed prices, at the prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of Notes may be effected in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Notes may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Notes is made, if not contained in this Prospectus, a Prospectus Supplement will be distributed which will set forth the aggregate amount of Notes being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders or the Company and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

         To comply with the securities laws of certain jurisdictions, if applicable, the Notes will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

         The Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Notes by the Selling Securityholders. The foregoing may affect the marketability of the Notes.

         The costs of the registration of the Notes will be paid by the Company, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws. The Selling Securityholders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act. The Company will be indemnified by the Selling Securityholders against certain civil liabilities, including certain liabilities under the Securities Act.

         There is no established trading market for the Notes, and the Company does not intend to list the Notes on any securities exchange. ____________ has advised the Company that it currently intends to make a market in the Notes as permitted by applicable laws and regulations. ____________ is not obligated to make a market in the Notes and it may discontinue its market-making activities at any time. Accordingly, there can be no assurance a secondary market for the Notes will develop or if one develops that the liquidity of such market will continue.

                                 LEGAL MATTERS

         The validity of the Notes offered hereby will be passed upon for the Company by Martin I. Darvick, Esq., Assistant General Counsel of the Company. Mr. Darvick owns shares and holds options to purchase shares of General Motors Corporation $1-2/3 par value common stock.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

               PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Expenses which are payable by the Company in connection with the issuance and distribution of the Notes being registered are estimated to be as follows:

          SEC registration fee                              $   88,500
          Fees and expenses of Trustee                            *
          Printing costs                                          *
          Legal fees and expenses                                 *
          Accounting fees and expenses                            *
          Blue sky fees and expenses                              *
          Miscellaneous expenses                                  *
          Total                                                   *
         --------------------
         * To be completed by amendment.


ITEM 15: INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Section 145 of the Delaware Corporation Law, the Company is empowered to indemnify its directors and officers in the circumstances therein provided.

         The Company's Certificate of Incorporation, as amended, provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174, or any successor provision thereto, of the Delaware Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

         Under Article VI of its By-Laws, the Company shall indemnify and advance expenses to every director and officer (and to such person's heirs, executors, administrators or other legal representatives) in the manner and to the full extent permitted by applicable law as it presently exists, or may hereafter be amended, against any and all amounts (including judgments, fines, payments in settlement, attorneys' fees and other expenses) reasonably incurred by or on behalf of such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "PROCEEDING"), in which such director or officer was or is made or is threatened to be made party or is otherwise involved by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee, fiduciary or member of any other corporation, partnership, joint venture, trust, organization or other enterprise. The Company shall not be required to indemnify a person in connection with a proceeding initiated by such person if the proceeding was not authorized by the Board of Directors of the Company. The Company shall pay the expenses of directors and officers incurred in defending any proceeding in advance of its final disposition ("ADVANCEMENT OF EXPENSES"); provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under Article VI of the By-Laws or otherwise. If a claim for indemnification or advancement of expenses by an officer or director under Article VI of the By-Laws is not paid in full within ninety days after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim, and if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or advancement of expenses under applicable law. The rights conferred on any person by Article VI of the By-Laws shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Company's Certificate of Incorporation or By-Laws, agreement, vote of stockholders or disinterested directors or otherwise. The Company's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, organization or other enterprise.

         As a subsidiary of General Motors Corporation, the Company is insured against liabilities which it may incur by reason of the foregoing provisions of the Delaware General Corporation Law and directors and officers of the Company are insured against some liabilities which might arise out of their employment and not be subject to indemnification under said General Corporation Law.

         Pursuant to resolutions adopted by the Board of Directors of General Motors Corporation, that Company to the fullest extent permissible under law will indemnify, and has purchased insurance on behalf of, directors or officers of the Company, or any of them, who incur or are threatened with personal liability, including expenses, under the Employee Retirement Income Security Act of 1974 or any amendatory or comparable legislation or regulation thereunder.

ITEM 16.  EXHIBITS.

         See Index to Exhibits.

ITEM 17.  UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, unless the information required to be included in such post-effective amendment is contained in a periodic report filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

                  (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, unless the information required to be included in a post-effective amendment is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated herein by reference.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undesigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered, therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in city of Detroit, State of Michigan, on the 15th day of October, 1998.

                                      GENERAL MOTORS ACCEPTANCE CORPORATION


                                      /s/ J. Michael Losh
                                      -------------------
                                      J. Michael Losh
                                      Chairman of the Board

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 15th day of October, 1998.

         SIGNATURE                                        TITLE

         /s/   J. MICHAEL LOSH            Chairman of the Board and Director
         -------------------------
         (J. Michael Losh)

         /s/   JOHN D. FINNEGAN           President, Chief Executive Officer and
         -------------------------        Director
         (John D. Finnegan)

         /s/   WILLIAM F. MUIR            Executive Vice President, Chief
         -------------------------        Financial Officer and Director
         (William F. Muir)

         /s/   GERALD E. GROSS            Comptroller
         -------------------------            (Chief Accounting Officer)
         (Gerald E. Gross)

         /s/   JOHN G. BLAHNIK            Director
         -------------------------
         (John G. Blahnik)

         /s/   RICHARD J. S. CLOUT        Executive Vice President and Director
         -------------------------
         (Richard J. S. Clout)

         /s/   ERIC A. FELDSTEIN          Director
         -------------------------
         (Eric A. Feldstein)

         /s/   JOHN E. GIBSON             Executive Vice President and Director
         -------------------------
         (John E. Gibson)

         /s/   HARRY J. PEARCE            Director
         -------------------------
         (Harry J. Pearce)

         /s/   W. ALLEN REED              Director
         -------------------------
         (W. Allen Reed)

         /s/   JOHN F. SMITH, JR.         Director
         -------------------------
         (John F. Smith, Jr.)

         /s/   RONALD L. ZARRELLA         Director
         -------------------------
         (Ronald L. Zarrella)

                                INDEX TO EXHIBITS



     EXHIBIT
     NUMBER        EXHIBIT
     -------       -------
              4.1  Indenture,  dated as of July 1, 1982, between the Company and
                   Morgan   Guaranty   Trust   Company  of  New  York   Trustee,
                   incorporated  by  reference  to  Registration  Statement  No.
                   2-75115
              4.2  First  Supplemental  Indenture,  dated as of  April 1,  1986, between the Company and Morgan  Guaranty Trust Company of New
                   York,  Trustee,  incorporated  by reference  to  Registration
                   Statement No. 33-4653
              4.3  Second  Supplemental  Indenture,  dated as of June 15,  1987, between the Company and Morgan  Guaranty Trust Company of New
                   York,  Trustee,  incorporated  by reference  to  Registration
                   Statement No. 33-15236
              4.4  Third Supplemental Indenture, dated as of September 30, 1996, between  the  Company  and The  Bank of New  York,  Successor
                   Trustee,  incorporated by reference to Registration Statement
                   No.
                   333-33183
              4.5  Fourth Supplemental  Indenture,  dated as of January 1, 1998, between  the  Company  and The  Bank of New  York,  Successor
                   Trustee,  incorporated by reference to Registration Statement
                   No. 333-48705
             *4.6  Fifth Supplemental Indenture, dated as of September 30, 1998, between  the  Company  and The Bank  of  New York,  Successor
                   Trustee
              4.8  Form  of   Global  Note,   incorporated   by   reference   to
                   Registration Statement No. 33-29261
              5.1  Opinion  and Consent  of  Martin I. Darvick, Esq.,  Assistant
                   General Counsel of the Company, with respect to legality
             12.1  Calculation of Ratio of Earnings to Fixed Charges
             23.1 Consent of Martin I. Darvick, Esq. (included in Exhibit 5.1) *23.2 Consent of Deloitte & Touche LLP
            *25.1  Form T-1 Statement of Eligibility and Qualification under the
                   Trust Indenture Act of 1939 of The Bank of New York
                                  -------------
* To be filed by amendment.